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                                EARTHCARE COMPANY
                          14901 QUORUM DRIVE, SUITE 200
                               DALLAS, TEXAS 75240

                                December 29, 2000


VIA EDGAR
Securities and Exchange Commission
Judicial Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

          RE: EarthCare Company Registration Statement on Form S-1; File No. 333-60483

Ladies and Gentlemen:

         Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, EarthCare Company ("EarthCare") hereby requests the withdrawal of the Registration Statement on Form S-1, File No. 333-60483 (the "Registration Statement"), and all exhibits thereto filed with the Securities and Exchange Commission (the "Commission.") Since the filing of the Registration Statement, EarthCare has become eligible to register securities pursuant to Form S-3, and thus is filing a registration statement on Form S-3 to register the securities held by the Selling Shareholders referenced in the Registration Statement. In addition, all of the securities registered by EarthCare under the Registration Statement to be issued pursuant to acquisitions have been issued by EarthCare in connection with acquisitions, strategic alliances and joint ventures.

         EarthCare further requests:

         1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

         2. That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

         If you have any questions regarding this application for withdrawal, please contact the undersigned at (972) 858-6025.


                              Very truly yours,

                              EARTHCARE COMPANY

                              By: /s/ William W. Solomon, Jr.
                                  ----------------------------------------------
                                      William W. Solomon, Jr.
                                      Vice President and Chief Financial Officer
                                      (Principal Financial Officer)